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                             February 24, 2022

       Hui Chen
       Chief Executive Officer
       Yotta Acquisition Corp
       1185 Avenue of the Americas, Suite 301
       New York, NY 10036

                                                        Re: Yotta Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
8, 2022
                                                            CIK No. 0001907730

       Dear Mr. Chen:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Melanie Singh at 02-551-4074 or Mary Beth Breslin at 202-551-3625 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Real Estate & Construction
       cc:                                              Giovanni Caruso